May 13, 2008

Via EDGAR

Mr. Jay Webb, Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Microvision, Inc.

Form 10-K for the year ended December 31, 2007

Filed March 13, 2008

Form 10-K/A for the year ended December 31, 2007

Filed April 4, 2008

File No. 000-21221

Dear Mr. Webb:

In addition to our response of May 1, 2008, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *

Mr. Jay Webb, Reviewing Accountant

Division of Corporation Finance

May 13, 2008

If you have any questions about the foregoing, do not hesitate to contact me.

Very truly yours,

/s/ Jeff Wilson
Jeff Wilson Chief Financial Officer

JW/cr